

October 19, 2023

Sebastian Lux
Co-Chief Executive Officer and Chief Financial Officer
American Battery Materials, Inc.
500 West Putnam Avenue, Suite 400
Greenwich, CT 06830

> **Re: American Battery Materials, Inc.**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2023**
> **File No. 001-41594**

Dear Sebastian Lux:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2023

Notes to Condensed Consolidated Financial Statements
Note 4-Debt
Convertible Notes Payable and Convertible Note Payable-Related Party, page 9

1. We note you issued convertible notes with five investors in the amount of $1,550,000 during the six months ended June 30, 2023. Please provide us with an analysis to support a balance of $0 as of June 30, 2023 for the embedded derivatives related to these notes.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 17

2. We note that two of your Promissory notes payable are in default as of December 31, 2022 and June 30, 2023. Please revise to discuss your plans to resolve loan amounts that are in default and any impacts it may have on your liquidity. Refer to Item 303(b)(1) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer O'Brien at 202-551-3721 or Kimberly Calder at 202-551-3701 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation